Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BOSTON ACOUSTICS, INC.,

D&M HOLDINGS U.S. INC.

and

ALLEGRO ACQUISITION CORP.

Dated as of June 8, 2005

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

		Page

Section 1.1.	Certain Defined Terms	1

Section 1.2.	Other Defined Terms	5

ARTICLE II

THE TRANSACTIONS

Section 2.1.	The Merger	6

Section 2.2.	Closing; Effective Time	6

Section 2.3.	Effects of the Merger	7

Section 2.4.	Articles of Organization; By-Laws	7

Section 2.5.	Directors and Officers	7

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK AND EXCHANGE OF CERTIFICATES

Section 3.1.	Effect on Capital Stock	7

Section 3.2.	Treatment of Options and Other Equity Awards	7

Section 3.3.	Adjustment of Merger Consideration	8

Section 3.4.	Dissenting Shares	8

Section 3.5.	Payment and Exchange of Certificates	8

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

i

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Section 5.1.	Organization	22

Section 5.2.	Authority; Enforceability	22

Section 5.3.	Non-Contravention	23

Section 5.4.	Governmental Consents	23

Section 5.5.	Interim Operations of Merger Sub	23

Section 5.6.	Financing	23

Section 5.7.	Brokers	23

ARTICLE VI

ADDITIONAL AGREEMENTS

ii

ARTICLE VII

CONDITIONS PRECEDENT TO MERGER

Section 7.1.	Mutual Conditions to Closing	33

Section 7.2.	Conditions to Obligations of Parent and Merger Sub	34

Section 7.3.	Conditions to Obligations of the Company	35

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

ARTICLE IX

GENERAL PROVISIONS

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of June 8, 2005 (this “Agreement”) among Boston Acoustics, Inc., a Massachusetts corporation (the “Company”), D&M Holdings U.S. Inc., a Delaware corporation (“Parent”) and Allegro Acquisition Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS:

A. The board of directors of the Company (the “Board of Directors”), by resolutions duly adopted, has (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the Massachusetts Business Corporation Act (the “MBCA”) and the Delaware General Corporation Law (“DGCL”), upon the terms and subject to the conditions set forth herein, (ii) approved this Agreement, upon the terms and conditions contained herein, and (iii) resolved to recommend approval of this Agreement by the stockholders of the Company;

B. The boards of directors of Parent and Merger Sub, by resolutions duly adopted, have approved, and the board of directors of Merger Sub has declared it advisable for Merger Sub to enter into, this Agreement providing for the Merger in accordance with the MBCA and the DGCL, upon the terms and conditions contained herein;

C. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

D. Contemporaneously with the execution and delivery of this Agreement, and as a condition and an inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and the stockholders named therein (the “Stockholders”) have entered into a Voting Agreement, dated the date hereof, the form of which is attached as Exhibit A hereto (the “Voting Agreement”), pursuant to which each Stockholder has, among other things, agreed to vote certain shares beneficially owned by the Stockholder in favor of the Merger and this Agreement and against any other proposal, in each case subject to and on the conditions set forth therein.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and the mutual terms, conditions and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Defined Terms. As used in this Agreement, the following terms have the following meanings:

“Action” means any claim, action, suit, arbitration, mediation, inquiry, proceeding or investigation by or before any Governmental Authority, arbitrator or mediator.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in The City of New York.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Expense Reimbursement Amount” means $1,000,000.

“Company Facilities” means any of the Company’s distribution centers, offices and other facilities.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Confidentiality Agreement” means the confidentiality agreement dated January 23, 2004, between Ripplewood Holdings, LLC and the Company.

“DGCL” means the General Corporation Law of the State of Delaware.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, claim, restriction, covenant, easement, right of way, title defect, adverse claim of ownership or use, or other encumbrance of any kind, other than any obligation to accept returns of inventory in the Ordinary Course of Business and other than those arising by reason of restrictions on transfers under federal, state and foreign securities laws.

“Equity Interest” means (a) with respect to a corporation, any and all classes or series of shares of capital stock, (b) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests and (c) with respect to any other Person, any other security representing any direct equity ownership or participation in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles consistently applied.

“Governmental Authority” means any federal, state, provincial, local or foreign government, governmental, regulatory or administrative authority, self-regulatory organization, agency or commission, workers’, employees’ or labor or any similar council or organization, or any court, tribunal, or judicial or arbitral body (including any political or other subdivision, department or branch of any of the foregoing).

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, (i) indebtedness of such Person for borrowed money, (ii) other indebtedness of such Person evidenced by notes, bonds or debentures, (iii) capitalized leases classified as indebtedness of such Person under GAAP, (iv) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (v) any obligation of such Person for the deferred purchase price of assets, property or services (other than trade payables incurred in the Ordinary Course of Business and other current liabilities), (vi) all obligations of such Person pursuant to or evidenced by hedging, swap or factoring arrangements or contracts or other similar instruments, (vii) Indebtedness of another Person referred to in clauses (i) through (vi) above guaranteed directly or indirectly, jointly or severally, in any manner by such Person, or in effect guaranteed directly or indirectly, jointly or severally, by such Person through an agreement (a) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (b) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (c) to supply funds to or in any manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (d) otherwise to assure a creditor against loss, (viii) Indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (ix) reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptance or similar facilities issued for the account of such Person, and (x) obligations under any acquisition agreements pursuant to which such Person is responsible for any earn-out or other contingent payments.

“Intellectual Property” means United States or foreign intellectual property, including, without limitation, (i) all inventions, patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof, (ii) all trademarks, service marks, logos, trade names, corporate names, domain names, and trade dress, and all translations and derivations thereof, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all copyrights and copyrightable works and all applications, registrations and renewals in connection therewith, (iv) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, methods, schematics, technology, technical data, designs, drawings, flowcharts, block diagrams, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (v) all computer software (including data, databases and related documentation), and (vi) all other proprietary rights.

“Law” means any statute, law, ordinance, regulation, rule, code or other requirement of a Governmental Authority or any Governmental Order.

“Liabilities” means any and all Indebtedness and other liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured.

“Material Adverse Effect” means any circumstance, change, event, development, effect or occurrence that, individually or in the aggregate, (A) is or could reasonably be expected to be materially adverse to the business, prospects, properties, assets, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole, other than any circumstance, change, event, development, effect or occurrence resulting from (i) changes in general economic conditions, (ii) general changes or developments in the industries in which the Company and the Company Subsidiaries operate, unless, in the case of the foregoing clauses, such circumstances, changes, events, developments, effects or occurrences have had, or would reasonably be expected to have, a materially disproportionate impact on the Company and the Company Subsidiaries taken as whole relative to other participants in the industries in which the Company and the Company Subsidiaries operate or (B) could or could reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

“MBCA” means the Business Corporation Act of the Commonwealth of Massachusetts.

“Option” means each option or other right granted by the Company to purchase shares of Company Common Stock pursuant to any of the Stock Plans.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) and reasonable business practices in the industry in which the Company and the Company Subsidiaries operate.

“Parent Expense Reimbursement Amount” means an amount, not to exceed $1,250,000, equal to the documented fees and expenses of Parent and its direct and indirect equity holders incurred or to be irrevocably incurred in connection with the preparation and execution of this Agreement and the transactions contemplated hereby, including, without limitation, fees and expenses of legal and financial advisors, commitment and similar fees and expenses of financing sources and fees and expenses of filing, printing and mailing of the Proxy Statement.

“Permitted Encumbrances” means: (i) liens for taxes, assessments and governmental charges or levies imposed upon the Company or a Company Subsidiary not yet due and payable for which appropriate reserves have been established or which are being contested in good faith by appropriate proceedings, (ii) Encumbrances imposed by Law (including, without limitation, zoning, entitlement and other land use regulations), (iii) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company or a Company Subsidiary arising or incurred in the Ordinary Course of Business, (v) such other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to real property; provided, that none of the foregoing, individually or in the aggregate, materially adversely affect the continued use of the property to which they relate in the conduct of the business currently conducted thereon, (vi) as to any Leased Real Property, any Encumbrance affecting the interest of the lessor thereof, (vii) any matters specifically disclosed in title reports delivered or made available to Parent and (viii) liens to any Indebtedness set forth on Section 1.1 of the Company Disclosure Letter.

“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, Governmental Authority, joint venture, limited liability company or other entity.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Stock Plans” means the following plans: (i) Boston Acoustics, Inc. 1996 Stock Plan, as amended, and (ii) Boston Acoustics, Inc. 1997 Stock Plan, as amended, and (iii) Boston Acoustics 2005 Stock Option Plan for Non-Employee Directors.

“Subsidiaries” of a Person means any and all corporations, partnerships, limited liability companies and other entities, whether incorporated or unincorporated, with respect to which such Person, directly or indirectly, owns (i) a right to a majority of the profits of such entity or (ii) securities having the power to elect a majority of the board of directors or similar body governing the affairs of such entity.

“Tax” or “Taxes” means all federal, state, provincial, local, territorial and foreign income, profits, franchise, license, capital, capital gains, transfer, ad valorem, wage, severance, occupation, import, custom, gross receipts, payroll, sales, employment, use, property, real estate, excise, value added, goods and services, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other taxes, duties, assessments or governmental tax charges of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” or “Tax Returns” means all returns, declarations, reports, claims for refund or information returns or statements relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of Taxes.

“Visteon Agreement” means (i) that certain Joint Development and Intellectual Property Agreement, dated October 9, 2001, between Visteon Corporation and the Company, (ii) that certain Amendment to Global Terms for Production Parts and Non-Production Parts Goods and Services, dated November 19, 2004, between the

Company and Visteon Agreement and (iii) any other contract, purchase order or other agreement entered into or to be entered into between the Company and Visteon Corporation or any other Person (including, without limitation, any suppliers, vendors, agents, distributors, third-party component manufacturers or customers of the Company or Visteon Corporation) in connection with such agreement.

Section 1.2. Other Defined Terms. The following terms have the meanings defined for such terms in the Sections set forth below:

Term	Section
Acquisition Proposal	6.6(a)
Articles of Merger	2.2
Agreement	Preamble
Antitrust Law	6.7(b)
Balance Sheet	7.2(c)
Balance Sheet Date	7.2(c)
Benefit Plans	4.13(a)
Board of Directors	Recitals
Board Recommendation	4.2
Capitalization Date	4.5(a)
Certificate	3.5(b)
Certificate of Merger	2.2
Closing	2.2
Closing Date	2.2
Commitment Letters	5.6
Company	Preamble
Company Common Stock	3.1(a)
Company Disclosure Letter	Article IV
Company Personnel	6.1(a)
Costs	6.9(a)
Dissenting Shares	3.4(a)
DOJ	6.7(b)
Effective Time	2.2
Environmental Laws	4.17(b)
Environmental Permits	4.17(b)
ERISA Affiliate	4.13(c)
Excluded Shares	3.1(a)
Existing Credit Facility	6.12
Financing	5.6
Foreign Plans	4.13(a)
FTC	6.7(b)
Indemnified Directors and Officers	6.9(a)
Infringement	4.16(b)(iii)
Key Employee	7.2(f)
Leased Real Property	4.15(b)
Licenses	4.11(a)
Material Contract	4.10(b)
Materials of Environmental Concern	4.17(b)
Merger	Recitals
Merger Consideration	3.1(a)
Merger Sub	Preamble

Term	Section
NASDAQ	4.4
Owned Real Property	4.15(a)
Parent	Preamble
Payee	8.2(f)
Paying Agent	3.5(a)
Payor	8.2(f)
Proxy Statement	6.4(a)
Real Property Lease	4.15(b)
Regulation S-K	4.7(b)
Regulation S-X	4.7(a)
Representatives	6.6(a)
Requisite Stockholder Vote	4.2
Sarbanes-Oxley Act	4.11(b)
SEC	3.5(a)
SEC Reports	4.7(a)
Shares	3.1(a)
Stockholders Meeting	6.3
Superior Proposal	6.6(a)
Surviving Corporation	2.1
Termination Date	8.1(c)
Termination Fee	8.2(b)
WARN	4.14(b)

ARTICLE II

THE TRANSACTIONS

Section 2.1. The Merger. Upon the terms and subject to the conditions of this Agreement and pursuant to Section 11.02 of the MBCA and Section 252 of the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Surviving Corporation shall continue to be governed by the laws of the Commonwealth of Massachusetts.

Section 2.2. Closing; Effective Time. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Nixon Peabody LLP, 100 Summer Street, Boston, Massachusetts as soon as practicable, but in no event later than the seventh Business Day after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions), or at such other place or at such other date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the parties hereto shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Secretary of the Commonwealth of the Commonwealth of Massachusetts in such form as required by, and executed in accordance with, the relevant provisions of the MBCA and a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filings of the Articles of Merger and the Certificate of Merger, or such later time as is specified in the Articles of Merger and the Certificate of Merger and as is agreed to by Parent and the Company, being the “Effective Time”) and shall make all other filings or recordings required under the MBCA and the DGCL in connection with the Merger.

Section 2.3. Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the MBCA and the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.4. Articles of Organization; By-Laws.

(a) At the Effective Time, the articles of organization of the Company shall be the articles of organization of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

(b) From and after the Effective Time, the by-laws of the Company shall continue to be the by-laws of the Surviving Corporation until thereafter amended in accordance with their terms, the articles of organization of the Surviving Corporation and applicable Law.

Section 2.5. Directors and Officers. The directors of the Company immediately prior to the Effective Time shall submit their resignations to be effective as of the Effective Time. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the articles of organization and by-laws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of his or her resignation or removal.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK AND EXCHANGE OF CERTIFICATES

Section 3.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $17.50 in cash, without interest (the “Merger Consideration”); provided, however, that any shares of Company Common Stock (“Shares”) to be canceled pursuant to Section 3.1(b) (any Shares to be so canceled, “Excluded Shares”) and any Dissenting Shares (as defined in Section 3.4(a)) shall not be converted into the right to receive the Merger Consideration.

(b) Each Share held in the treasury of the Company, Parent or Merger Sub or owned by any direct or indirect Subsidiary of such Persons, in each case immediately prior to the Effective Time, shall be canceled without any conversion thereof and no consideration shall be paid with respect thereto.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall continue as one share of common stock of the Surviving Corporation.

Section 3.2. Treatment of Options and Other Equity Awards. Pursuant to the option agreements governing the outstanding Options, immediately prior to the Effective Time, all such Options shall vest in full. The Company shall take all action necessary such that, as of the Effective Time, each Option that is outstanding as of immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount of cash, without interest, equal to the product of (i) the total number of Shares as to which such Option relates and is exercisable multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share subject to such Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less applicable Taxes, if any, required to be withheld with respect to such payment, such that, immediately after the Effective Time, there shall be no outstanding Options.

Section 3.3. Adjustment of Merger Consideration. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the number of issued and outstanding Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination, recapitalization, split-up, combination, exchange of shares or other similar transaction, the Merger Consideration and any other dependent items shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item, subject to further adjustment in accordance with this sentence.

Section 3.4. Dissenting Shares.

(a) Shares that are issued and outstanding immediately prior to the Effective Time and which are held by holders of Shares who have not voted in favor of or consented to the Merger and who have properly demanded and perfected their rights to be paid the fair value of such Shares in accordance with Section 13.02 of the MBCA (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 13.02 of the MBCA; provided, however, that if any such stockholder of the Company shall fail to perfect or shall effectively waive, withdraw or lose such stockholder’s rights under Section 13.02 of the MBCA, such stockholder’s Shares in respect of which the stockholder would otherwise be entitled to receive fair value under Section 13.02 of the MBCA shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration without any interest thereon.

(b) The Company shall give Parent (i) prompt notice of any notice received by the Company of intent to demand the fair value of any Shares, withdrawals of such notices and any other instruments served pursuant to Section 13.02 of the MBCA and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of dissenters’ rights under Section 13.02 of the MBCA. The Company shall not, except with the prior written consent of Parent or as otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make any payment with respect to any such exercise of dissenters’ rights or offer to settle or settle any such rights.

Section 3.5. Payment and Exchange of Certificates.

(a) Prior to the Effective Time, Parent or Merger Sub shall designate a bank or trust company to act as Paying Agent in connection with the Merger (the “Paying Agent”). From time to time after the Effective Time, Parent will provide to, or cause Merger Sub to provide to, and shall deposit in trust with, the Paying Agent, the aggregate consideration to which stockholders of the Company become entitled under this Article III. Until used for that purpose, the funds shall be invested by the Paying Agent, as directed by Parent or the Surviving Corporation, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services Inc. or Standard & Poor’s Corporation, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $500 million (based on the most recent financial statements of the banks which are then publicly available at the Securities and Exchange Commission (“SEC”) or otherwise).

(b) Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Person who was a record holder of Company Common Stock immediately prior to the Effective Time, whose shares were converted pursuant to Article III into the right to receive the Merger Consideration, (i) a form of letter of transmittal for use in effecting the surrender of stock certificates which immediately prior to the Effective Time represented Common Stock (each, a “Certificate”) in order to receive payment of the Merger

Consideration (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon actual delivery of the Certificates to the Paying Agent (or effective affidavits of loss in lieu thereof), and shall otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration. When the Paying Agent receives a Certificate (or effective affidavits of loss in lieu thereof), together with a properly completed and executed letter of transmittal and any other required documents, the Paying Agent shall pay to the holder of the Shares represented by the Certificate (or effective affidavits of loss in lieu thereof), or as otherwise directed in the letter of transmittal, the Merger Consideration with regard to each Share represented by such Certificate, less any required Tax withholdings in accordance with Section 3.5(c) below, and the Certificate shall be cancelled. No interest shall be paid or accrued on the Merger Consideration payable upon the surrender of Certificates. If payment is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the Person who surrenders the Certificate must provide funds for payment of any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the surrendered Certificate or establish to the satisfaction of the Surviving Corporation that the Tax has been paid or is not applicable. After the Effective Time, a Certificate shall represent only the right to receive the Merger Consideration in respect of the Shares represented by such Certificate, without any interest thereon.

(c) The Paying Agent may withhold from the sum payable to any Person as a result of the Merger, and pay to the appropriate Governmental Authorities, any amounts which the Paying Agent or the Surviving Corporation may be required (or may reasonably believe it is required) to withhold under the Code, or any provision of state, local or foreign Tax Law. Any sum which is withheld and paid to a Governmental Authority as permitted by this Section 3.5 will be deemed to have been paid to the Person with regard to whom it is withheld.

(d) If a Certificate has been lost, stolen or destroyed, the Parent will cause the Paying Agent to accept an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed instead of the Certificate; provided, that Parent may require the Person to whom any Merger Consideration is paid, as a condition precedent to the payment thereof, to give the Surviving Corporation a bond in such sum as it may direct or otherwise indemnify the Surviving Corporation in a manner reasonably satisfactory to Parent against any claim that may be made against the Surviving Corporation with respect to the Certificate claimed to have been lost, stolen or destroyed.

(e) At any time which is more than six months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds which had been deposited with the Paying Agent and have not been disbursed in accordance with this Article III (including, without limitation, interest and other income received by the Paying Agent in respect of the funds made available to it), and after the funds have been delivered to Parent, Persons entitled to payment in accordance with this Article III shall be entitled to look solely to Parent (subject to abandoned property, escheat or other similar Laws) for payment of the Merger Consideration upon surrender of the Certificates held by them, without any interest thereon; provided, that such Persons shall have no greater rights against Parent than may be accorded to general creditors of Parent under applicable Laws. Any portion of the funds deposited with the Paying Agent remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Neither the Surviving Corporation, Parent nor the Paying Agent will be liable to any Person entitled to payment under this Article III for any consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f) From and after the Effective Time, the Surviving Corporation shall not record on the stock transfer books of the Company or the Surviving Corporation any transfers of shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented for transfer, they shall be cancelled and treated as having been surrendered for the Merger Consideration in respect of the Shares represented thereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the disclosure letter (each section of which qualifies the correspondingly numbered representation and warranty to the extent expressly specified therein, unless it is readily apparent that the disclosure contained in such section of the disclosure letter contains enough information regarding the subject matter of other representations and warranties contained in this Article IV as to clearly qualify or otherwise clearly apply to such other representations and warranties) delivered by the Company to Parent on or prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1. Organization. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has the requisite corporate or similar power and authority to own, operate or lease its properties and to carry on its business as presently conducted and is duly qualified or licensed to do business and is in good standing (where such concept exists) as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 4.1 of the Company Disclosure Letter, complete and correct copies of the articles of organization and by-laws (or equivalent organization documents) of the Company and each Company Subsidiary, in each case as currently in effect, have been made available to Parent, and as so made available, are in full force and effect and no other organizational documents are applicable to or binding upon the Company or the Company Subsidiaries. Neither the Company nor any Company Subsidiary is in violation of the provisions of their respective governing documents.

Section 4.2. Authority; Enforceability. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of the transactions contemplated by this Agreement pursuant to an affirmative vote of holders of at least two-thirds of the outstanding Shares to approve this Agreement (the “Requisite Stockholder Vote”)). The Board of Directors, at a meeting duly called and held, duly and unanimously adopted resolutions (i) adopting the Agreement and the transactions contemplated hereby, (ii) determining that the terms of this Agreement are fair to and in the best interests of the Company’s stockholders, (iii) declaring the advisability of this Agreement, and (iv) recommending that the Company’s stockholders vote in favor of approving this Agreement at the Stockholders Meeting (this clause (iv), the “Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). The approval of this Agreement by the Requisite Stockholder Vote is the only vote of the holders of any class or series of capital stock or other Equity Interests of the Company or any Company Subsidiary necessary to approve this Agreement and the transactions contemplated hereby.

Section 4.3. Non-Contravention. The execution, delivery and performance of this Agreement by the Company does not and will not (a) conflict with or violate its governing documents, (b) conflict with or violate the governing documents of any Company Subsidiary, (c) assuming that all consents, approvals and authorizations contemplated by clauses (a), (b), (c), (d), (e), (f) and (g) of Section 4.4 have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which its or any of their respective properties are bound, or (d) conflict with, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit or a change in the rights and obligations under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Material Contract to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of an Encumbrance upon any of its assets).

Section 4.4. Governmental Consents. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act, (c) state securities, takeover and “blue sky” laws, (d) the rules and regulations of The Nasdaq National Market (“NASDAQ”), (e) MBCA, (f) the applicable requirements of antitrust or other competition laws of other jurisdictions or investment laws relating to foreign ownership and (g) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.5. Capitalization of the Company.

(a) The authorized capital stock of the Company consists of 8,000,000 shares of Company Common Stock. As of the close of business on May 31, 2005 (the “Capitalization Date”), (i) 4,198,512 Shares were issued and outstanding and (ii) no Shares were held in the treasury of Company or by any of the Company Subsidiaries. As of the date of this Agreement, the Company has outstanding Options to purchase 395,075 Shares, with a weighted average exercise price of $10.983. From the close of business on the Capitalization Date until the date of this Agreement, no Shares have been issued except for Shares issued pursuant to the exercise of Options outstanding on the Capitalization Date in accordance with their terms. All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar rights, purchase option, call, or right of first refusal or similar rights. Except as set forth above, there are no outstanding shares, options, warrants, calls, stock appreciation rights, or other rights or commitments or any other agreements of any character relating to dividend rights or to the sale, issuance or voting of, or the granting of rights to acquire, any shares of capital stock or voting securities of the Company, or any securities or obligations convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock or voting securities of the Company.

(b) Except as set forth in Section 4.5(a), there are no preemptive rights of any kind which obligate the Company or any Company Subsidiary to issue or deliver any shares of capital stock or voting securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any Company Subsidiary, any shares of capital stock or voting securities of the Company. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible, exchangeable or exercisable for or into securities having the right to vote) with the stockholders of the Company on any matter.

(c) As of the date of this Agreement, each Option has the exercise price, is subject to the vesting schedule, has an exercise period, may be exercised with respect to that number of shares of Company Common Stock and is held by the holder set forth with respect thereto, as set forth in Section 4.5(c) of the Company Disclosure Letter.

Section 4.6. Company Subsidiaries. Section 4.6 of the Company Disclosure Letter sets forth the name and jurisdiction of organization of, and percentage of outstanding Equity Interests directly or indirectly held by the Company in, each Company Subsidiary and each other Person in which the Company owns a direct or indirect Equity Interest. All the outstanding Equity Interests of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal, and, except as set forth in Section 4.6 of the Company Disclosure Letter, are owned, directly or indirectly by the Company free and clear of any Encumbrances. There are no outstanding options, warrants, calls, stock appreciation rights, or other rights or commitments or any other agreements of any character relating to the sale, issuance or voting of, or the granting of rights to acquire, any Equity Interests of any Company Subsidiary, or any securities or obligations convertible into, exchangeable for or evidencing the right to purchase any Equity Interests of any Company Subsidiary.

Section 4.7. SEC Reports; Financial Information.

(a) The Company has timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all financial statements, schedules, exhibits, supplements and amendments thereto) required to be filed by it with the SEC or NASDAQ since January 1, 2002 (all such forms, reports, statements, certifications and other documents filed by the Company with the SEC since January 1, 2002, whether or not required to be filed, collectively, the “SEC Reports”), each of which, as finally amended, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, each as in effect on the date so filed. None of the SEC Reports, as finally amended, contain, or, in the case of Registration Statements filed with the SEC, on the date of effectiveness thereof, contained, any untrue statement of a material fact or omit, or in the case of Registration Statements filed with the SEC, on the date of effectiveness thereof, omitted, to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments from the SEC staff with respect to any of the SEC Reports. Each of the consolidated financial statements (including the related notes and schedules) included in the SEC Reports comply with Regulation S-X under the Securities Act and Exchange Act (“Regulation S-X”) and have been prepared in accordance with GAAP applied on a consistent basis for the periods involved (except as may be indicated in the notes thereto). Each of the consolidated balance sheets included in the SEC Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries at the respective dates thereof and each of the related consolidated statements of earnings, cash flows and stockholders’ equity included in the SEC Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations and cash flows of the Company and the Company Subsidiaries for the periods indicated (subject, in the case of unaudited financial statements, to normal year end audit adjustments and the absence of full footnote disclosure).

(b) Neither the Company nor any Company Subsidiary is party to any “Off-Balance Sheet Arrangements” (as such term is defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Act and Exchange Act (“Regulation S-K”).

Section 4.8. No Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has any Liabilities, except Liabilities which (i) are accrued or reserved against in the Balance Sheet or reflected in the notes thereto, (ii) were incurred in the Ordinary Course of Business since the Balance Sheet Date, (iii) are incurred pursuant to the transactions contemplated by this Agreement, (iv) have been discharged or paid in full prior to the date of this Agreement in the Ordinary Course of Business, (v) are readily apparent on the face of disclosures contained in the Company Disclosure Letter or (vi) have not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.9. Absence of Certain Changes or Events. Since the date of the most recent audited financial statements included in the SEC Reports, (i) there has not been any change in the business, financial condition, or results of operations of the Company and the Company Subsidiaries, taken as a whole, except those changes that have not had and could not reasonably be expected to have, individually or in the aggregate, an adverse effect that could constitute a Material Adverse Effect, (ii) except as expressly contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their businesses only in, and have not engaged in any transaction with a value to the Company in excess of $100,000 other than in accordance with, the Ordinary Course of Business, and, without limiting the generality of the foregoing, neither the Company nor any Company Subsidiary has taken any of the actions described in Section 6.1(a) through (x) of this Agreement that, if such action had been taken after the date hereof, would have required the consent of Parent thereto.

Section 4.10. Contracts.

(a) Except as set forth in Section 4.10 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by any:

(i) contract that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K;

(ii) contract containing covenants of the Company or any Company Subsidiary not to compete in any line of business, industry or geographical area or which affects the ability of an Affiliate of the Company or any Company Subsidiary from competing in any line of business, industry or geographical area;

(iii) contract which creates a partnership or joint venture or similar arrangement with respect to any material business of the Company or any Company Subsidiary;

(iv) contract that, individually or in the aggregate, would or would reasonably be expected to prevent, materially delay or materially impede the Company’s ability to consummate the transactions contemplated by this Agreement;

(v) indenture, credit agreement, loan agreement, guarantee, note or other evidence of Indebtedness or agreement providing for Indebtedness in excess of $100,000;

(vi) contract (other than this Agreement) for the acquisition or sale of assets (whether by merger, consolidation, acquisition of stock or assets or otherwise) in excess of $100,000;

(vii) collective bargaining agreement, employment agreement, offer letter, or severance or termination or transition agreement, in each case providing for annual payments of more than $100,000;

(viii) agreement (or group of related agreements) for the lease of personal property providing for annual payments of more than $100,000;

(ix) contract (other than purchase orders) for the purchase or sale of materials, supplies, goods, equipment, products, merchandise or other assets, or for the furnishing or receipt of services, with any of the top 20 vendors of the Company or the Company Subsidiaries or top 20 customers (including dealers, channel partners or other distributors) of the Company or the Company Subsidiaries based on aggregate payments made or revenues received by the Company and the Company Subsidiaries, taken as a whole, during the fiscal year ending March 26, 2005;

(x) contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any Equity Interests of any Person or assets that have a fair market value or purchase price of more than $100,000;

(xi) settlement or conciliation agreement or similar agreement (except for benefit plans and individual employee agreements) or order or consent of a Governmental Authority to which the Company or any of the Company Subsidiaries is a party involving future performance by the Company or any Company Subsidiary which is material to the Company;

(xii) other contract (other than this Agreement or purchase orders) pursuant to which the Company or any Company Subsidiary has incurred a Liability in excess of $100,000 or providing for payments from the Company or any Company Subsidiary in excess of $100,000;

(xiii) contract by which the Company or any Company Subsidiary licenses to or from any Person any material Intellectual Property or that otherwise concerns material Intellectual Property or that otherwise concerns material Intellectual Property;

(xiv) agreement with any shareholder, former shareholder, affiliate, director, officer or relative of any of the foregoing; and

(xv) Real Property Leases or other agreement relating to the Leased Real Property.

(b) Each such contract described in Section 4.10(a) is referred to herein as a “Material Contract.” With respect to each such Material Contract, (i) neither the Company nor any Company Subsidiary is (and, to the knowledge of the Company, no other party is) in or is alleged to be in breach of or default under such Material Contract, (ii) neither the Company nor any Company Subsidiary has given or received any written notice or claim of default under such Material Contract, (iii) no event has occurred that, with or without notice or lapse of time or both, would result in a breach or a default under such Material Contract, (iv) such Material Contract is in full force and effect, and is the valid, binding and enforceable obligation of the Company and the Company Subsidiaries, and to the knowledge of the Company, of the other parties thereto, (v) the consummation of the transactions contemplated by this Agreement will not result in such Material Contract failing to continue in full force and effect after the consummation of such transactions without penalty or other adverse consequence, (vi) no party has repudiated any provision of such Material Contract and (vii) except as set forth on Section 4.10(b) to the Company Disclosure Letter, such Material Contract does not contain any change or control or similar provision that would be triggered by, or contain an assignment or similar provision that would prohibit, the transactions contemplated by this Agreement. The Company has made available to Parent true and complete copies of each Material Contract, including all material amendments thereto.

Section 4.11. Compliance with Law and Reporting Requirements.

(a) Neither the Company nor any Company Subsidiary is in violation of, or has violated, any Law, except for any violation or possible violation that has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each Company Subsidiary has and is in compliance with all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises, including, without limitation, any order issued by the United States Federal Trade Commission (collectively, “Licenses”) from Governmental Authorities required to conduct their respective businesses as now being conducted and all such Licenses are valid and in full force and effect, except for any such License the absence of, the non-compliance with which, or the failure to be valid or in full force and effect, individually or in the aggregate, is not material to the Company and the Company Subsidiaries taken as a whole or would not or would not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.

(b) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company has been and remains in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of NASDAQ. Section 4.11(b)(i) of the Company Disclosure Letter sets forth, as of the date hereof, a schedule of all officers and directors of the Company who may have outstanding loans from the Company, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof.

(i) The Company has designed disclosure controls and procedures to ensure that material information relating to the Company, including the consolidated Company Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities.

(ii) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(iii) As of the date hereof, the Company has not identified any material control deficiencies other than as disclosed in Section 4.11(b)(iii) of the Company Disclosure Letter and, there is no reason to believe that its auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c) None of the Company Subsidiaries is, or has at any time since January 31, 2002 been, subject to the reporting requirements of Sections 13(a) or 15(d) under the Exchange Act.

Section 4.12. Litigation. There are no Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, except as set forth in Section 4.12 of the Company Disclosure Letter. Neither the Company nor any Company Subsidiary nor any of their respective properties is or are a party or subject to or in default under any Governmental Order which, individually or in the aggregate, is material to the Company and the Company Subsidiaries taken as a whole or that would or would reasonably be expected to prevent, materially delay or materially impede the ability of the Company to consummate the transactions contemplated by this Agreement. To the knowledge of the Company, there are no formal or informal SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations or material whistle blower complaints pending or threatened or otherwise involving the Company or any Company Subsidiary, including, without limitation, regarding any accounting practices of the Company or any malfeasance by any executive officer of the Company.

Section 4.13. Employee Compensation and Benefit Plans; ERISA.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a correct and complete list of (i) all material employee benefit plans, programs, policies, agreements or arrangements, including pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance, vacation, bonus or other incentive plans, all medical, vision, dental or other health plans, all life, disability, AD&D, and BTA insurance plans, or other welfare plans employment or consulting agreements, offer letters, transition agreements, and all other compensation programs, perquisites, fringe benefits or other manner of remuneration for services, all employee benefit plans or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured, uninsured or self-insured, maintained by the Company or any Company Subsidiary, or to which the Company or any Company Subsidiary contributed or is obligated to contribute thereunder, or with respect to which the Company or any Company Subsidiary has or may have any liability (contingent or otherwise), in each case, for or to any current or former employees, directors, officers or consultants of the Company or any Company Subsidiary (“Service Provider”) located primarily in the United States and/or their dependents (collectively, the “Benefit Plans”), and (ii) all such plans, programs, policies, agreements or arrangements that would otherwise fall within the definition of Benefit Plans except that they are maintained pursuant to or governed by the Laws of a country other than the United States (collectively, the “Foreign Plans”). For purposes of this Agreement, the term “plan,” when used with respect to Foreign Plans, shall mean a “scheme” or other employee benefit program, policy agreement or arrangement in accordance with specific country usage.

(b) To the knowledge of the Company, nothing has occurred that would adversely affect the qualification of any Benefit Plans that are intended to be subject to Code Section 401(a) and any trust agreement that is intended to be tax exempt under Code Section 501(a). Except to the extent not material to the Company and the Company Subsidiaries taken as a whole or as would not or would not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate, (i) all the Benefit Plans and any related trusts comply with and have been administered in compliance with, (A) the provisions of ERISA, (B) all provisions of the Code, (C) all other applicable Laws, and (D) their terms and the terms of any collective bargaining or collective labor agreements; and, in each case, neither the Company nor any Company Subsidiary has received any written notice from any

Governmental Authority questioning or challenging such compliance; (ii) there are no unresolved claims or disputes under the terms of, or in connection with, the Benefit Plans other than claims for benefits which are payable in the ordinary course; (iii) there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Benefit Plan; (iv) no litigation or other dispute resolution proceeding has been commenced with respect to any Benefit Plan and, to the knowledge of the Company, no such litigation or other dispute resolution proceeding is threatened (other than routine claims for benefits in the normal course); (v) no partial termination (within the meaning of Section 411 of the Code and the regulations promulgated thereunder) has occurred with respect to any Benefit Plan that is a “pension benefit plan” within the meaning of Section 3(2) of ERISA and (vi) there are no governmental audits, inquiries or investigations pending or, to the knowledge of the Company, threatened in connection with any Benefit Plan. There are no Benefit Plans under which shares of Company Common Stock may be issued or under which compensation may be paid or economic value otherwise transferred which is measured by the value of shares of Company Stock other than the Stock Plans.

(c) Neither the Company nor any ERISA Affiliate of the Company (as defined below) (i) sponsors or contributes, or has ever sponsored or contributed, to a Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)); (ii) has had at any time an “obligation to contribute” (as defined in ERISA Section 4212) to a Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); (iii) has had at any time any liability, contingent or otherwise, under Title IV of ERISA with respect to a Benefit Plan, either directly or through any ERISA Affiliate; (iv) sponsors, maintains or contributes or has sponsored, maintained or contributed to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by law) or (v) any self-funded employee welfare benefit plan within the meaning of Section 3(1) of ERISA (including any such plan pursuant to which a stop-loss policy or contract applies but not including any Code Section 125 cafeteria plan uninsured medical reimbursement account). For purposes of this Section 4.13, “ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with the Company would be deemed to be a single employer for purposes of Section 4001 of ERISA or Sections 414(b), (c), (m), (n) or (o) of the Code.

(d) Except to the extent not material to the Company and the Company Subsidiaries taken as a whole or as would not or would not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate, (i) each Foreign Plan and related trust, if any, complies with and has been administered in compliance with (A) the Laws of the applicable foreign country and (B) their terms and the terms of any collective bargaining, collective labor or works council agreements and, in each case, neither the Company nor any Company Subsidiary has received any written notice from any Governmental Authority questioning or challenging such compliance, (ii) each Foreign Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Authority, has been so registered or approved, (iii) all contributions to each Foreign Plan required to be made by the Company or the Company Subsidiaries through the Closing Date have been or shall be made or, if applicable, shall be accrued in accordance with country-specific accounting practices, (iv) there are no unresolved claims or disputes under the terms of, or in connection with, the Foreign Plans other than claims for benefits which are payable in the ordinary course, (v) no litigation or dispute resolution proceeding has been commenced with respect to any Foreign Plan and, to the knowledge of the Company, no such litigation or dispute resolution proceeding is threatened (other than routine claims for benefits in the normal course), and (vi) there are no governmental audits, inquiries or investigations pending or, to the knowledge of the Company, threatened in connection with any Foreign Plan. Section 4.13(d) of the Company Disclosure Letter designates each Foreign Plan that is a defined benefit pension plan.

(e) Except as may be required by applicable Law or as contemplated under this Agreement, neither the Company nor any Company Subsidiary has any plan or commitment to create any additional Benefit Plans or Foreign Plans or to amend or modify any existing Benefit Plan or Foreign Plan in such a manner as to materially increase the cost of such Benefit Plan or Foreign Plan to the Company or any Company Subsidiary.

(f) Except as expressly provided in this Agreement or as required under applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby and thereby will (either alone or together with any other event): (i) result in any payment (including any bonus, severance, unemployment compensation, deferred compensation, forgiveness of indebtedness or golden parachute payment) becoming due to any current or former Service Provider under any Benefit Plan or Foreign Plan; (ii) increase in any respect any benefit otherwise payable under any Benefit Plan or Foreign Plan; (iii) result in the acceleration in any respect of the time of payment or vesting of any such benefits under any Benefit Plan or Foreign Plan; or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Benefit Plan or Foreign Plan. No payment or benefit which has been, will or may be made by the Company or any Company Subsidiary with respect to any current or former Service Provider in connection with the execution and delivery of the Agreement or the consummation of the transaction contemplated hereby will be an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code or fail to be deductible under Section 162(m) of the Code.

(g) Except to the extent not material to the Company and the Company Subsidiaries taken as a whole, neither the Company nor any Company Subsidiary has classified any individual as an “independent contractor” or similar status who, according to a Benefit Plan or Foreign Plan or applicable Law, should have been classified as an employee or of similar status. To the knowledge of the Company, neither the Company nor any Company Subsidiary has any material liability by reason of any individual who provides or provided services to the Company or any Company Subsidiary, in any capacity, being improperly excluded from participating in any Benefit Plan or Foreign Plan.

(h) Correct and complete copies have been delivered to Parent by the Company of all material written Benefit Plans and Foreign Plans (including all amendments and attachments thereto); all related trust documents; all insurance contracts or other funding arrangements to the degree applicable; the two most recent annual information filings (Form 5500) and annual financial reports for those Benefit Plans and Foreign Plans (where required); the most recent determination letter from the Internal Revenue Service (where required); and the most recent summary plan descriptions, employee booklets, and any other material written communications to participants distributed on or after the beginning of the last fall fiscal year of the Company, if any, for the Benefit Plans or Foreign Plans (including, for any material Benefit Plan or Foreign Plan that is not embodied in a document, a written description of the material terms of such Benefit Plan or Foreign Plan).

Section 4.14. Labor Matters.

(a) Except to the extent not material to the Company and the Company Subsidiaries taken as a whole or as would not or would not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate, (i) there are no pending or, to the knowledge of the Company, threatened organizational activities or demands in writing for recognition by a labor organization seeking to represent employees of the Company or any Company Subsidiary, and no such organizational activities or demands in writing for recognition have occurred in the past three years; (ii) to the knowledge of the Company, no question concerning representation exists respecting the employees of the Company and the Company Subsidiaries; (iii) no grievance, arbitration, or complaint relating to labor or employment matters is pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary; (iv) neither the Company nor any Company Subsidiary is a party to or bound by any contract, collective bargaining agreement or works council agreement with any labor or similar organization; (v) there are no charges or Actions pending or, to the knowledge of the Company, threatened in writing, before the Equal Employment Opportunity Commission, the Department of Labor, Occupational Safety and Health Administration or any other Governmental Authority responsible for the prevention of unlawful employment practices; (vi) neither the Company nor any Company Subsidiary has received notice during the past three years of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Company or a Company Subsidiary and, to the knowledge of the Company, no such investigation is in progress; (vii) the Company and the Company Subsidiaries are in compliance with all applicable Laws relating to employment and employment practices, wages, hours and terms and conditions of employment and immigration; (viii) there is no labor dispute, strike or work stoppage against the Company or Company Subsidiaries pending or, to the knowledge of the Company, threatened, and no such labor dispute, strike or work stoppage has occurred in the past three years; and (ix) there is no charge or complaint against the Company or Company Subsidiaries by the National Labor Relations Board or any comparable Governmental Authority pending or, to the knowledge of the Company, threatened.

(b) Except to the extent not material to the Company and the Company Subsidiaries taken as a whole or as would not or would not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate, the Company and each Company Subsidiary have complied in all respects with the provisions of the Worker Adjustment and Retraining Notification Act (“WARN”) with respect to any “mass layoff” or “plant closing” (as such terms are defined in WARN), and any comparable state statutes and related regulations, effected or initiated by the Company or any Company Subsidiary prior to the Closing and determined without regard to any terminations occurring on or after the Closing Date.

Section 4.15. Properties. Except to the extent not material to the Company and the Company Subsidiaries taken as a whole or as would not or would not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate:

(a) Section 4.15(a) of the Company Disclosure Letter contains a true and complete list of all real property owned by the Company or any Company Subsidiary (collectively, the “Owned Real Property”) and for each parcel of Owned Real Property, contains a correct street address of such Owned Real Property. Copies of title reports or policies obtained by the Company with respect to each of the Owned Real Property have previously been made available to Parent to the extent that such reports and policies are in the Company’s possession and control, as applicable.

(b) Section 4.15(b) of the Company Disclosure Letter sets forth the addresses of each parcel of real property leased, subleased, licensed or otherwise occupied (whether as landlord, sublandlord, tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Company Subsidiary (collectively, including the improvements thereon, the “Leased Real Property”), and a true and complete list of all agreements (including the date and the name of the parties to such agreements) pertaining to the Leased Real Property (each a “Real Property Lease”). True and complete copies of each of the Real Property Leases that has not been terminated or expired as of the date hereof have been made available to Parent.

(c) The Company or the Company Subsidiaries has good title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. The Company or the Company Subsidiaries are in possession of substantially all of the Leased Real Property.

(d) None of the Owned Real Properties and the Leased Real Properties is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use, occupancy or enjoyment of such Owned Real Property or Leased Real Property or any part thereof.

(e) Each Real Property Lease is in full force and effect and is valid and enforceable in accordance with its terms, and there is no default under any Real Property Lease either by the Company or the Company Subsidiaries party thereto or, to the knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or the Company Subsidiaries thereunder.

(f) There does not exist any pending or, to the knowledge of the Company, threatened condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property, and neither the Company nor the Company Subsidiaries have received any written notice of the intention of any Governmental Authority or other Person to take or use any Owned Real Property or Leased Real Property.

(g) The improvements constructed on the Owned Real Property and Leased Real Property are (i) insured by commercial property insurance for replacement costs, subject to self retained limits, and by commercial general liability insurance to the extent and in a manner customary in the industry for commercial general liability coverage, subject to self retained limits; and (ii) in good operating condition and repair, subject to ordinary wear and tear.

(h) The improvements constructed on the Owned Real Property and Leased Real Property are supplied with all utilities, including water, sewage disposal, electricity, gas, telephone and other services necessary for the operation of such improvements as currently operated, and, to the knowledge of the Company, there is no condition which would reasonably be expected to result in the termination of the present access from any improvements to such utility services.

Section 4.16. Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter lists all Intellectual Property registrations and applications and material unregistered Intellectual Property owned by the Company or any of the Company Subsidiaries.

(b)    (i) The Company and each of the Company Subsidiaries owns, or is licensed or otherwise has the right to use, all material Intellectual Property currently used in the conduct of its business, free and clear of all Encumbrances (including adverse ownership claims of current or former employees or contractors) other than Permitted Encumbrances;

(ii) all Intellectual Property registrations and applications owned by the Company or any of the Company Subsidiaries have been duly registered, maintained, renewed and/or filed, as applicable, and are subsisting and unexpired, and have not been abandoned and, to the knowledge of the Company, are valid and enforceable;

(iii) there is no Action or, to the knowledge of the Company, threatened with respect to, and the Company has not been notified in writing of and, to the knowledge of the Company, there is no infringement, dilution, misappropriation or other violation (“Infringement”) by the Company or any of the Company Subsidiaries or any of its or their products or services of the Intellectual Property of any Person;

(iv) to the knowledge of the Company, no Person is Infringing any right of the Company or any of the Company Subsidiaries with respect to Intellectual Property;

(v) the Company and the Company Subsidiaries take all reasonable steps to protect and maintain all of their material Intellectual Property; and

(vi) except as set forth on Section 4.16(b) of the Company Disclosure Letter, all Company Personnel have signed the Company’s standard form of proprietary information and invention agreement.

Section 4.17. Environmental Laws.

(a) Except to the extent not material to the Company and the Company Subsidiaries taken as a whole or as would not or would not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate: (i) the Company and each Company Subsidiary comply and have at all prior times complied with all applicable Environmental Laws, possess and at all prior times possessed, comply and have at all prior times complied with all applicable Environmental Permits required under such laws to operate and have made all appropriate filings for issuance or renewal of Environmental Permit and, to the knowledge of the Company, there is no condition that would reasonably be expected to prevent or interfere with compliance with all applicable Environmental Laws and all applicable Environmental Permits in the future; (ii) none of the Company and the Company Subsidiaries has released or otherwise disposed of or arranged for the disposal of Materials of Environmental concern at any location and there are no Materials of Environmental Concern at any property or facility, currently and to the knowledge of the Company, formerly owned or operated by the Company or any Company Subsidiary, under circumstances that have resulted in or could reasonably be expected to result in a Liability of the Company or Company Subsidiary under any Environmental Law; (iii) neither the Company nor any Company Subsidiary has received any notification (including any request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute) alleging that it is liable with respect to any Environmental Law (including any such Environmental Law concerning any release or threatened release of Materials of Environmental Concern at any location), and there are no Actions pending or threatened against the Company or any Company Subsidiary with respect to any Environmental Law or Material of Environmental Concern; (iv) the Company has made available to Parent true, complete and correct copies of any reports, studies, analyses, tests or monitoring possessed or initiated by, or within the control of, the Company or any Company Subsidiary with respect to any Environmental Laws or Materials of Environmental Concern; (v) none of the Company and the Company Subsidiaries has assumed any liabilities or obligations of any other Person under or relating to any Environmental Law; and (vi) none of the lawful execution of this Agreement and the lawful consummation of the transactions contemplated hereunder require any consent of, or notice to, any third Person pursuant to any Environmental Law.

(b) For purposes of this Agreement, the following terms have the meanings assigned below:

“Environmental Laws” means all foreign, federal, state, or local Laws, statutes, regulations, ordinances, codes, legally binding guidance documents, and all common law causes of action and all applicable judicial and administrative orders, decisions and decrees relating to pollution, contamination, protection of the environment, natural resources, human health or safety, or Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Materials of Environmental Concern” means: means any hazardous, acutely hazardous, or toxic substance or waste or any other substance or material that is defined in, regulated by, or may form the basis of liability under any Environmental Laws, including, without limitation, asbestos and asbestos-containing materials, polychlorinated biphenyls, petroleum and any products, by-products or factions thereof, radon, fungus, mold, lead or urea-formaldehyde insulation.

Section 4.18. Taxes. Except to the extent not material to the Company and the Company Subsidiaries taken as a whole or as would not or would not reasonably be expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement, in each case, individually or in the aggregate:

(a) all Tax Returns required to be filed by, or with respect to any activities of, the Company and the Company Subsidiaries have been filed, and all Taxes due and owing by the Company or any of the Company Subsidiaries (whether or not shown on any Tax Return) have been paid;

(b) all Taxes of the Company and the Company Subsidiaries have been paid or adequately provided for on the Company’s financial statements other than those Taxes accrued in the Ordinary Course of Business since the Balance Sheet Date;

(c) neither the Company nor any Company Subsidiary has received written notice of any action, suit, proceeding, investigation, claim or audit against, or with respect to, any Taxes;

(d) there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Company Subsidiary;

(e) the Company and each Company Subsidiary has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party;

(f) neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company

Subsidiary) under Treasury Regulation section 1.1502-6 (or any similar provision of state, local or foreign law) as transferee or successor, by contract or otherwise;

(g) neither the Company nor any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation”: in a transaction that was purported or intended to be governed by section 355 or section 361 of the Code;

(h) neither the Company nor any Company Subsidiary has engaged in any “listed transaction” for purposes of Treasury Regulation sections 1.6011-4(b)(2) or 301.6111-2(b)(2);

(i) No written claim has ever been made by any governmental authority in a jurisdiction where neither the Company nor any of the Company Subsidiaries files Tax Returns that it is or may be subject to taxation by that jurisdiction;

(j) Neither the Company nor any of the Company Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement;

(k) No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of the Company Subsidiaries;

(l) Neither the Company nor any of the Company Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax;

(m) Neither the Company nor any of the Company Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party and neither the Company nor any of the Company Subsidiaries has any knowledge that the Internal Revenue Service proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of the Company Subsidiaries; or

(n) Neither the Company nor any of the Company Subsidiaries will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date.

Section 4.19. Insurance. All insurance policies maintained by the Company and the Company Subsidiaries are listed in Section 4.19 of the Company Disclosure Letter. All such insurance policies are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent in accordance with industry practices or as is required by Law, and all premiums due and payable thereon have been paid. Neither the Company nor any of the Company Subsidiaries is in material breach or default, and neither the Company nor any of the Company Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or material modification of any of the insurance policies, other than the actions contemplated by this Agreement.

Section 4.20. Affiliate Transactions. There are no transactions, agreements, arrangements or understandings between (i) the Company or any of the Company Subsidiaries, on the one hand, and (ii) any other Affiliate of the Company (other than the Company Subsidiaries) or other Persons, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K.

Section 4.21. Brokers. No broker, investment banker, financial advisor or other Person, other than Kimelman & Baird LLC and Boston Meridian, LLC, the fees and expenses of which will be paid by the

Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of the Company. The Company has delivered to Parent true and complete copies of all agreements under which any such fees or commissions are payable and all indemnification and other agreements related to the engagement of the Persons to whom such fees or commissions are payable.

Section 4.22. State Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal laws in the United States (with the exception of Chapters 110C and 110F of the Massachusetts General Laws) applicable to the Company is applicable to the transactions contemplated by this Agreement. The action of the Board of Directors in approving this Agreement (and the transactions provided for herein and therein) is sufficient to render the restrictions in Chapters 110C and 110F of the Massachusetts General Laws inapplicable to this Agreement (and the transactions provided for herein and therein). The Company has delivered to Parent a true and complete copy of all resolutions of its Board of Directors relating to the applicability of such anti-takeover statute or regulation to the Company or to this Agreement or the transactions contemplated hereby.

Section 4.23. Fairness Opinion. Boston Meridian, LLC has delivered to the Board of Directors its written opinion (or oral opinion to be confirmed in writing), dated as of the date hereof, that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Section 4.24. Transaction Expenses. Section 4.24 of the Company Disclosure Letter sets forth the Company’s good faith estimate, as of the date of this Agreement, of the amount of expenses to be paid by the Company through the Closing Date to each of the Company’s legal, tax, financial and other advisors, in each case in connection with this Agreement and the transactions contemplated hereby.

Section 4.25. Vote Required. The Requisite Stockholder Vote is the only vote of the holders of any class or series of Company capital stock necessary to adopt this Agreement and to approve the transactions contemplated hereby.

Section 4.26. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.1. Organization. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, operate or lease its properties and to carry on its business as presently conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority would not prevent or materially delay the consummation of the transactions contemplated by this Agreement.

Section 5.2. Authority; Enforceability. Each of Parent and Merger Sub has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, as applicable, enforceable against each of them in accordance with their terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

Section 5.3. Non-Contravention. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not and will not (a) conflict with or violate its certificate of incorporation or by-laws, (b) assuming that all consents, approvals and authorizations contemplated by clauses (a), (b), (c), (d), (e), (f) and (g) of Section 5.4 have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to it or by which it or any of its properties are bound or (c) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation to which it is a party or by which its or any of its properties are bound, except, in the case of clauses (b) and (c), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, and would not reasonably be expected to, prevent, materially delay or materially impede the ability of the Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.4. Governmental Consents. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except as required under or pursuant to (a) the HSR Act, (b) the Exchange Act, (c) state securities, takeover and “blue sky” laws, (d) the rules and regulations of the NASDAQ, (e) MBCA, (f) the applicable requirements of antitrust or other competition laws of other jurisdictions or investment laws relating to foreign ownership and (g) any other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, and would not reasonably be expected to, prevent, materially delay or materially impede the ability of the Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

Section 5.5. Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

Section 5.6. Financing. As of the date of this Agreement, Parent has obtained and accepted commitment letters (the “Commitment Letters”), from financing sources with respect to the financing (the “Financing”) necessary to deliver the aggregate Merger Consideration, true and complete copies of which have been delivered to the Company. Parent and Merger Sub collectively will have at the Effective Time sufficient funds, assuming the receipt of funds in the Financing, to pay the Merger Consideration for all outstanding Shares pursuant to this Agreement and to perform Parent’s and Merger Sub’s obligations under this Agreement.

Section 5.7. Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1. Conduct of Business Prior to the Effective Time. The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except as contemplated by this Agreement or as set forth in the corresponding subsection of Section 6.1 of the Company Disclosure Letter, or unless Parent shall otherwise agree in writing, the business of the Company and the Company Subsidiaries, and the use, operation, maintenance and repair of the Leased Real Property or the Owned Real Property, shall be conducted in the Ordinary Course of Business and the Company shall use its reasonable best efforts to preserve substantially intact its business organization, material insurance policies and goodwill, to keep available the services of its present officers and other key employees and to preserve its present relationships with suppliers, lessors, employees, customers, liaisons, licensees, distributors, wholesalers, franchisees and other Persons with which it has significant business relations. Between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement or as set forth in the corresponding subsection of Section 6.1 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary shall without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed, provided, however, that Parent shall be entitled to take into account its plans for the Company after the Effective Time in determining whether or not to grant such consent):

(a) (i) purchase, redeem or otherwise acquire its capital stock, or issue, grant, sell, transfer, authorize or encumber any shares of capital stock, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock, or enter into any agreement, understanding or arrangement with respect to the voting of its capital stock or (ii) accelerate, amend, modify or waive any stock repurchase rights, options, warrants or restricted stock, or grant, amend, reprice or exchange Stock Options under any of the Stock Plans or any other equity or equity-based awards to any current or former director, officer, employee, independent contractor or consultant of the Company or any of the Company Subsidiaries (collectively, “Company Personnel”);

(b) (i) increase the compensation payable or to become payable to or fringe benefits of any Company Personnel (except for increases in salary or wages in the Ordinary Course of Business to employees who are not executive officers or directors or the payment of accrued but unpaid bonuses), (ii) grant new bonuses or grant any severance or termination or transition pay to Company Personnel, (ii) establish, adopt or enter into, amend or terminate any Benefit Plan (including any Foreign Plan) or any plan, agreement, arrangement, program, policy, trust, fund or other arrangement that would be a Benefit Plan (including any Foreign Plan) if it were in existence as of the date of this Agreement (except as may be required by applicable Law) or allow for the commencement of any new offering periods under any employee stock purchase plans, (iii) hire, or enter any agreement to hire, any employee on a full-time, part-time (other than temporary employees hired in the Ordinary Course of Business), consulting or other basis for annual compensation in excess of $100,000;

(c) (i) alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of the Company or any of the Company Subsidiaries, (ii) acquire or agree to acquire (by merger, consolidation, acquisition of assets or otherwise) any Person or material assets, or any voting or non-voting equity securities or similar ownership interests in any Person, (iii) split, combine, subdivide or reclassify any shares of any class or series of its stock or (iv) declare, set aside, make or pay any dividend or make other distribution payable in cash, stock, property or otherwise to holders of any class or series of its stock;

(d) enter into, renew, extend or amend or modify in any material respect or terminate, cancel, waive, release or assign any contract or agreement which is or, if applicable, would be a Material Contract (including, without limitation, the Visteon Agreement);

(e) except as disclosed in the Company’s capital expenditure budget for the current fiscal year, commit to any capital expenditure (including, without limitation, purchase of new software) in excess of $100,000;

(f) manage the working capital of the Company (including, but not limited to, accounts receivable and accounts payable) outside of the Ordinary Course of Business;

(g) make any loans, any advances (other than travel advances to employees in the Ordinary Course of Business) or any capital contributions to, or any investments in, any other Person;

(h) (i) incur or modify Indebtedness, or guarantee any Indebtedness, or cancel any Indebtedness or other obligation owed to the Company or any of its subsidiaries, (ii) redeem, repurchase, prepay, defense or otherwise acquire any Indebtedness of the Company or any Company Subsidiary or (iii) other than in the Ordinary Course of Business, enter into hedging, swap or factoring arrangements or contracts or other similar financing instruments;

(i) amend any provisions of its articles of organization or bylaws or other organizational documents;

(j) transfer, lease, license, sublicense, assign, sell, sublease, mortgage, pledge, or otherwise dispose of, in whole or in part, or incur or subject any Encumbrance on, any property or assets, (including, without limitation, Intellectual Property and any interest in any Owned Real Property), in each case, (other than in the Ordinary Course of Business or amend in any material respect, extend or terminate any leasehold interest in any Leased Real Property;

(k) other than with respect to purchase orders in the Ordinary Course of Business, make any payments in excess of $100,000 or incur any commitment in excess of $100,000;

(l) commence, undertake or engage in any new line of business;

(m) adopt any material discounting or returns policy or program;

(n) permit any insurance policy or arrangement naming or providing for it as a beneficiary or a loss payable payee to be cancelled or terminated or impaired in any way;

(o) settle, dismiss, compromise, or commence any Action threatened against, relating to or involving the Company and any Company Subsidiary in connection with any business, asset or property of the Company and any Company Subsidiary or waive, assign or release any material rights or claims;

(p) enter into any transaction, agreement, arrangement or understanding between (i) the Company or any Company Subsidiary, on the one hand, any (ii) any other Affiliate of the Company (other than the Company Subsidiary), on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K;

(q) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII hereof being satisfied or in a violation of any provision of this Agreement;

(r) (i) make any material Tax election or change any method of accounting, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any amended Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax or (vi) surrender any right to claim a material Tax refund;

(s) fail to timely satisfy or cause to be timely satisfied all applicable Tax reporting and filing requirements contained in the Code with respect to the transactions contemplated by this Agreement;

(t) make any changes in accounting policies or procedures other than in the Ordinary Course of Business and other than as required by GAAP or a Governmental Authority;

(u) except to the extent necessary to take any actions that the Company is otherwise permitted to take pursuant to Section 6.5 (and in such case only in accordance with the terms of Section 6.5), waive any of its rights under, or release any other party from, amend, or fail to enforce its rights under, any standstill provision of any agreement;

(v) (i) open any new Company Facilities, or (ii) close, sell, reduce the size of, or expand any existing Company Facilities; or

(w) enter into any agreement, contract, commitment, understanding or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to take any of the actions described in Sections 6.1(a) through 6.1(v).

Section 6.2. Advice of Changes; Filings. The Company shall confer with Parent and report on operational matters and other matters as requested by Parent. The Company and Parent shall each promptly provide the other copies of all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, other than the portions of such filings that include confidential information not directly related to the transactions contemplated by this Agreement.

Section 6.3. Stockholders Meeting. As promptly as practicable following the date of this Agreement, the Company, acting through its Board of Directors, and in accordance with applicable Law, shall (i) duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of approving this Agreement (the “Stockholders Meeting”) and (ii) (A) include in the Proxy Statement the Board Recommendation and (B) use its reasonable best efforts to obtain the necessary approval of the transactions contemplated by this Agreement by the stockholders of the Company.

Section 6.4. Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, the Company shall, with the assistance and approval (not to be unreasonably withheld or delayed) of Parent, prepare and mail the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”). Parent and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, (i) the Company will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement and (ii) Parent will furnish to the Company the information relating to it required by the Securities Act and the Exchange Act to be set forth in the Proxy Statement. The Company shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act and (ii) the rules and regulations of NASDAQ.

(b) The Company agrees that none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Parent agrees that none of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For purposes of the foregoing, it is understood and agreed that information concerning or related to the Company or any Company Subsidiary will be deemed to have been supplied by the Company and information concerning or related to Parent will be deemed to have been supplied by Parent. If at any time prior to the Effective Time any event or circumstances relating to the Company or any Company Subsidiary, or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Parent and, after consultation with Parent, file such amendment or supplement with the SEC.

(c) The Company shall use its reasonable best efforts, after consultation with Parent, to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. Each of Parent and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent of the receipt of any comments from or other correspondence with the SEC staff with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information (and promptly deliver a copy of such comments, correspondence or request to Parent).

Section 6.5. Access to Information.

(a) During the period from the execution of this Agreement through the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company shall, and shall cause each Company Subsidiary to, subject to reasonable restrictions imposed from time to time upon advice of counsel respecting the provision of privileged communications or any applicable confidentiality agreement with any Person (provided that the Company shall use its reasonable best efforts to obtain waivers under such agreements or implement requisite procedures to enable the provision of reasonable access without violating such agreement), afford representatives of Parent and its financing sources reasonable access during normal business hours to officers, employees, agents, and representatives of the Company and the Company Subsidiaries and to all properties of the Company and the Company Subsidiaries (including access for the purpose of (i) performing any non-intrusive environmental procedures, investigations or studies, or taking other non-intrusive actions related thereto, in connection with obtaining Phase I Environmental Site Assessments for or at the Owned Real Property or Leased Real Property at any facility of the Company or the Company Subsidiaries and (ii) preparing and coordinating programs, objectives and other information related to the integration of the business of the Company with the business of Parent and its Affiliates following consummation of the Merger), and will furnish, within a reasonable time, to Parent all information (including extracts and copies of books, records, contracts and other documents, including a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws) concerning the operations and business of the Company or any Company Subsidiary, including access to its personnel as Parent may reasonably request. In conducting any inspection of any properties of the Company and the Company Subsidiaries, neither Parent nor any of its representatives shall (A) interfere with the business of the Company or any Company Subsidiary conducted at such property, or (B) damage any property or any portion thereof. The Company acknowledges and agrees that Parent shall be permitted to contact and have discussions with any vendors, suppliers or sourcing agents or any landlords/sublandlords or other concerned parties under any of the leases or any tenants/subtenants, provided Parent provides the Company with reasonable advance notice of its intention to take any of the foregoing actions and Parent agrees to use its reasonable best efforts not to unreasonably interfere with the business of the Company or any Company Subsidiary in taking any of the foregoing actions.

(b) All information obtained pursuant to this Section 6.5 shall continue to be governed by the Confidentiality Agreement, which the parties agree shall survive until the Effective Time.

Section 6.6. Acquisition Proposals.

(a) The Company agrees that, except as otherwise permitted in this Section 6.6, (i) it and its officers and directors shall not, (ii) the Company Subsidiaries and the Company Subsidiaries’ officers and directors shall not, and (iii) it shall use reasonable best efforts to ensure that its and the Company Subsidiaries’ investment bankers, financial advisors, attorneys, accountants, employees, consultants or other agents, advisors or representatives (collectively, “Representatives”) shall not, (A) directly or indirectly, initiate, solicit, cause, encourage or otherwise knowingly facilitate any inquiries or the making, submission or reaffirmation of any proposal or offer with respect to a tender offer or exchange offer, proxy solicitation, merger, reorganization, share exchange, recapitalization, liquidation, dissolution, consolidation, business combination or other similar transaction involving the Company and/or the Company Subsidiaries or any proposal or offer to acquire in any manner an equity interest representing a 15% or greater economic or voting interest in the Company, or the assets, securities or other ownership interests of or in the Company or any Company Subsidiary representing 15% or more of the consolidated assets of the Company and the Company Subsidiaries, in each case other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”), or (B) directly or indirectly, engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to, or that may reasonably be expected to lead to, an Acquisition Proposal. The Company shall promptly take the steps necessary to inform the Persons set forth in clauses (i), (ii) and (iii) of the foregoing sentence of the obligations undertaken in this Section 6.6, and the Company agrees that it shall be responsible for any breach of this Section 6.6 by those Persons. Subject to Section 6.6(b), neither the Company nor its Board of Directors or any committee thereof shall approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principal, or any other agreement, arrangement or understanding relating in any respect to an Acquisition Proposal or propose or agree to do any of the foregoing. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company or the Board of Directors from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to an Acquisition Proposal (provided that neither the Company nor its Board of Directors may recommend any Acquisition Proposal unless permitted by Section 6.6(b) below and the Company may not fail to make or withdraw, modify or change in a manner adverse to Parent all or any portion of the Board Recommendation, and provided further that, notwithstanding anything herein to the contrary, any “stop-look-and-listen” communication by the Company or its Board of Directors to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the stockholders of the Company in connection with the making or amendment of a tender offer or exchange offer containing the substance of a “stop-look-and-listen” communication pursuant to such Rule 14d-9(f)) shall not be considered a failure to make, or a withdrawal, modification or change in any manner adverse to Parent of, all or a portion of the Company Board Recommendation), or (ii) prior to the approval of this Agreement by the Company’s stockholders in accordance with this Agreement, (A) providing access to its properties, books and records and providing information or data in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement or (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal, if and only to the extent that prior to taking any of the actions set forth in clauses (A) or (B) of clause (ii), (x) the Board of Directors shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such action is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law and (y) the Company shall have informed Parent promptly following (and in no event later than 24 hours after) the taking by it of any such action.

A “Superior Proposal” means a bona fide written Acquisition Proposal (provided that for purposes of the definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned above, except that references to “15% or greater” and “15% or more” shall be deemed to be references to “50% or greater” and “50% or more”, respectively) that, after taking into account all legal, financial, regulatory, timing and other aspects of the proposal and the Person or Persons making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (x) would, if consummated, result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and conditions of this Agreement proposed in writing by Parent in response to such Acquisition Proposal) and (y) is fully financed or reasonably capable of being fully financed, reasonably likely to receive all required governmental approvals on a timely basis and otherwise reasonably capable of being consummated on the terms proposed. The Company shall promptly inform the Persons set forth in clauses (i), (ii) and (iii) of the first sentence of this Section 6.6(a) of the obligations undertaken in this Section 6.6.

(b) Notwithstanding anything in this Section 6.6 to the contrary, if, at any time prior to the approval of this Agreement by the Company’s stockholders in accordance with this Agreement, the Board of Directors determines in good faith, after consultation with and receipt of advice from its financial advisors and outside legal counsel, in response to a bona fide written Acquisition Proposal that was unsolicited and that did not otherwise result from a breach of Section 6.6(a), that such proposal is a Superior Proposal and that terminating this Agreement to accept such Superior Proposal and/or recommending such Superior Proposal to the stockholders of the Company is necessary in order for the Board of Directors to comply with its fiduciary duties under applicable Law, the Company may terminate this Agreement and/or its Board of Directors may recommend such Superior Proposal to its stockholders, as applicable; provided, however, that the Company shall not terminate this Agreement pursuant to this sentence, and any purported termination pursuant to this sentence shall be void and of no force or effect, unless concurrently with such termination pursuant to this Section 6.6(b) the Company pays to Parent the Termination Fee payable pursuant to Section 8.2(b); and provided, further, however, that the Company shall not exercise its right to terminate this Agreement and the Board of Directors shall not recommend a Superior Proposal to its stockholders pursuant to this Section 6.6(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that the Company or its Board of Directors intends to take such action with respect to a Superior Proposal, specifying in reasonable detail the material terms and conditions of the Superior Proposal, this notice to be delivered not less than 72 hours prior to the time the action is taken, and, during 72 hour period, the Company and its advisors shall negotiate in good faith with Parent to make such adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal.

(c) The Company agrees that (i) it shall, and shall cause each Company Subsidiary and its and their Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and (ii) except to the extent necessary to take any actions that the Company is otherwise permitted to take pursuant to this Section 6.6 (and in such case only in accordance with the terms of this Section 6.6), it shall not release any Person from, or waive any provisions of, any confidentiality or standstill agreement to which it or any Company Subsidiary is a party with respect to any Acquisition Proposal. The Company also shall, if it has not already done so, promptly request, to the extent it has a contractual right to do so, that each Person, if any, that has heretofore executed a confidentiality agreement within the twelve months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information or data heretofore furnished to any Person by or on behalf of it or any of its Subsidiaries.

(d) The Company shall promptly (and in no event later than 24 hours after receipt of an Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify any Person making an Acquisition Proposal and set forth in reasonable detail its material terms and conditions) Parent after receipt of an Acquisition Proposal after the date hereof, or if any nonpublic information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it, any Company Subsidiary or any of its or any Company Subsidiary’s Representatives and thereafter shall keep Parent informed, on a current basis, of the status and material terms and conditions of any proposals or offers. The Company shall make available to Parent (to the extent it has not previously done so) all nonpublic information made available to any Person making an Acquisition Proposal after the date hereof at substantially the same time as it provides it to such other Person.

Section 6.7. Further Action; Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or applicable agreement to consummate the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and to make other required filings pursuant to other Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Antitrust Laws as soon as practicable.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.7(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby and thereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.7(a) and (b), if any objections are asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Authority or any private party challenging any of the transactions contemplated hereby and thereby as violative of any Antitrust Law or which would otherwise prohibit or materially impair or materially delay the consummation of the transactions contemplated hereby and thereby, each of Parent and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prohibit or materially impair or delay the consummation of the transactions contemplated hereby and thereby; provided, however, that Parent shall not be obligated to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or agree to sell, hold separate or otherwise dispose of or conduct its business. Without excluding other possibilities, the transactions contemplated by this Agreement shall be deemed to be materially delayed if unresolved objections or suits delay or could reasonably be expected to delay the consummation of the transactions contemplated hereby and thereby beyond the Termination Date.

(d) Subject to the obligations under Section 6.7(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority challenging any transaction contemplated by this Agreement or any other agreement contemplated hereby, (i) each of Parent and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, and (ii) each of Parent and the Company shall use its respective reasonable best efforts to defend, at its own cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.7 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) or Section 8.1(c) so long as such party has up to then complied in all material respects with its obligations under this Section 6.7.

Section 6.8. Resignations. To the extent requested by Parent in writing at least five Business Days prior to Closing Date, on the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company Subsidiaries designated by Parent and shall take such other action as is necessary to accomplish the foregoing.

Section 6.9. Directors’ and Officers’ Indemnification and Insurance.

(a) Without limiting any additional rights that any employee, officer or director may have under any employment agreement, Benefit Plan or Foreign Plan, from the Closing Date through the sixth anniversary of the Closing Date, Parent shall cause the Company to indemnify and hold harmless each present (as of the Effective Time) and former officer or director of the Company and the Company Subsidiaries (the “Indemnified Directors and Officers”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including, attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions taken by them in their capacity as officers or directors at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), or taken by them at the request of the Company or any Company Subsidiary, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. Each Indemnified Director and Officer will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Company within ten Business Days of receipt by the Company from the Indemnified Director or Officer of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the MBCA, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) The articles of organization and by-laws of the Company shall continue to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, officers and employees than are presently set forth in the Company’s articles of organization and by-laws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would adversely affect the rights thereunder of any such individuals.

(c) Parent shall cause the Company to obtain and fully pay for prior to the Effective Time “tail” insurance policies with a claims period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time; provided, however, that Parent shall not be required to cause the Company to obtain coverage under such a policy in excess of the amount that can be obtained for a cost equal to 150% of the current annual premium paid by the Company for its existing coverage. Parent agrees to cause the Company to honor and perform under all indemnification agreements entered into by the Company or any Company Subsidiary set forth in Section 6.9(c) of the Company Disclosure Letter.

(d) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any Indemnified Director or Officer or any other party covered by directors’ and officers’ liability insurance, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.9 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(e) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Directors and Officers and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Director or Officer is entitled, whether pursuant to Law, contract or otherwise.

(f) In the event that the Parent or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Company, as the case may be, shall succeed to the obligations set forth in this Section 6.9.

Section 6.10. Public Announcements. Each of the Company and Parent agrees that no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

Section 6.11. Cooperation; Financial Data.

(a) The Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts and cooperate with Parent, and take as promptly as reasonably practicable any action reasonably requested by Parent, in connection with (i) Parent’s obtaining the Financing, including, without limitation, (t) providing any information or documents reasonably requested by Parent, which is in the Company’s possession or to which the Company has access, (u) providing reasonable access to the books and records, officers, directors, agents and Representatives of the Company and its Subsidiaries, (v) preparing, completing and delivering all documentation reasonably necessary for the Financing, such as schedules, customary legal opinions and other supporting documentation reasonably requested by Parent, (w) obtaining and delivering auditor “comfort” letters and other auditor reports, consents or certifications and executing any reasonably necessary management representation letters, (x) preparing information memoranda, offering memoranda, private placement memoranda, registration statements, prospectuses, business projections, financial statements or data and other documents reasonably requested by Parent, (y) upon reasonable advance notice by Parent, participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and sessions with rating agencies, prospective investors and lenders and (z) providing customary certifications to placement agents and auditors (provided, that, in connection with any cooperation and/or actions taken under this clause (i) the Company shall not be required to cooperate or take any such actions which would interfere unreasonably with the business or operations of the Company and its Subsidiaries); and (ii) structuring the manner in which the Company is acquired by Parent, including, without limitation, (x) immediately prior to Closing, effecting an internal restructuring of assets, (y) selling certain assets to one or more Affiliates, designees or assignees of Parent and (z) immediately prior to the Closing, converting (including by merger) one or more Company Subsidiaries to limited liability companies or limited partnerships (provided that, in connection with any actions taken under this clause (ii), in all instances Merger Sub shall be merged with and into the Company). Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any Company Subsidiaries in connection with their compliance with this Section 6.11(a).

(b) As soon as practicable, but in any event no later than 30 days after each calendar month-end following the date of this Agreement that occurs prior to the Effective Time, the Company shall deliver to Parent a copy of the Company’s internal operating balance sheet and internal profit and loss statement (prepared in form and substance on a basis consistent with past practice).

Section 6.12. Company Loan Agreement. The Company shall use its commercially reasonable efforts to enter into an agreement to renew its Amended and Restated Loan Agreement, dated as of May 1, 2001, between the Company and Citizens Bank of Massachusetts (the “Existing Credit Facility”) or otherwise enter into a comparable credit facility; provided, that in either case, such renewal agreement or other replacement facility agreement shall (i) be on substantially the same terms and conditions those set forth in the Existing Credit Facility (except that the maturity date under such agreement shall not be earlier than July 1, 2008) or on terms and conditions acceptable to Parent and Merger Sub and (ii) expressly permit or otherwise consent to the Merger.

Section 6.13. Further Action. Each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO MERGER

Section 7.1. Mutual Conditions to Closing. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing, of each of the following conditions:

(a) This Agreement shall have been approved by the stockholders of the Company by the Requisite Stockholder Vote in accordance with the Company’s articles of organization and the MBCA;

(b) No Law which prohibits, restrains or enjoins the consummation of the transactions contemplated by this Agreement shall have been enacted, entered, promulgated or enforced by (i) any United States federal or state Governmental Authority, (ii) the European Commission or Governmental Authority of any member state of the European Union, (iii) any Governmental Authority of the jurisdictions listed in Section 7.1(b) of the Company Disclosure Letter, or (iv) any Governmental Authority other than those referred to in the preceding clauses (i), (ii) and (iii), unless, in the case of this clause (iv), failing to comply with such Law would not, individually or in the aggregate, reasonably be expected to either result in a Material Adverse Effect or lead to the criminal prosecution of any officer of director of Parent, the Company or their respective Subsidiaries; provided, however, that prior to invoking this condition each party agrees to comply with Section 6.7;

(c) No action, suit or proceeding shall be pending seeking to prohibit, restrain or enjoin or challenging the consummation of the transactions contemplated by this Agreement instituted by (i) any United States federal or state Governmental Authority, (ii) the European Commission or Governmental Authority of any member state of the European Union, (iii) any Governmental Authority of the jurisdictions listed in Section 7.1(c) of the Company Disclosure Letter, or (iv) any Governmental Authority other than those referred to in the preceding clauses (i), (ii) and (iii), unless, in the case of this clause (iv), any such action, suit or proceeding would not, individually or in the aggregate, reasonably be expected to either result in a Material Adverse Effect or lead to the criminal prosecution of any officer of director of Parent, the Company, or their respective Subsidiaries; and

(d) (i) The waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired, (ii) any required approvals by the European Commission or Governmental Authority of any member state of the European Union applicable to the transactions contemplated hereunder or thereunder under applicable Law shall have been obtained or waiting periods thereunder shall have been terminated or shall have expired, (iii) any required approvals pursuant to any foreign Antitrust Law of the jurisdictions listed in Section 7.1(d) of the Company Disclosure Letter shall have been obtained or waiting periods thereunder shall have been terminated or shall have expired, and (iv) all other required approvals pursuant to any foreign Antitrust Law of any Governmental Authority shall have been obtained or waiting periods thereunder shall have been terminated or shall have expired, unless, in the case of this clause (iv), if failure to obtain such approval or failure of such waiting period to terminate or expire would not, individually or in the aggregate, reasonably be expected to either result in a Material Adverse Effect or lead to the criminal prosecution of any officer of director of Parent, the Company, or their respective Subsidiaries.

Section 7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement shall be further subject to the satisfaction or waiver at or prior to the Closing, of each of the following conditions:

(a) the representations and warranties of the Company set forth in Sections 4.2, 4.5, 4.20, 4.22, 4.23 and 4.24 (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall be true, complete and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date) and (ii) the other representations and warranties of the Company contained in this Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or a Material Adverse Effect or any similar standard or qualification), shall be true, complete and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation or warranty shall be true, complete and correct as of such specific date), except, in the case of this clause (ii), where the failure of any such representation or warranty to be so true, complete and correct as of the Closing Date has not had and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) the Company shall have performed in all material respects each of the obligations, and complied in all material respects with each of the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date;

(c) (i) the Company shall have delivered to Parent and Merger Sub its audited financial statements for the fiscal year ended March 26, 2005 (the “Balance Sheet Date”) containing an unqualified opinion by its independent auditors that is no modified in any way by an explanatory paragraph relating to the consistency of the application of accounting principles, ability to continue as a going concern or for any other matter and (ii) the Company’s audited revenues for the 12 months ending on March 26, 2005, its audited operating income for said period its audited gross cash and cash equivalents balance as reported on the Company’s audited balance sheet (the “Balance Sheet”) at the end of said period, in each case, shall be not less than the figures specified in Section 7.2(c) to the Company Disclosure Letter;

(d) there shall not have occurred any fact, event, change, development, circumstance or effect which, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

(e) the Dissenting Shares shall not constitute more than five percent (5%) of the issued and outstanding Shares;

(f) each of the key employees of the Company identified in Section 7.2(f) of the Company Disclosure Letter (each, a “Key Employee”) shall continue to be employed in the position set forth opposite such Person’s name on Section 7.2(f) of the Company Disclosure Letter, unless, in each case, such Key Employee shall no longer be so employed as a result of (i) death or Disability or (ii) termination by the Company for Cause; provided, however, that nothing in this Agreement shall be construed as being or creating an obligation of Parent or the Company, as the Surviving Corporation in the Merger, to continue the employment of any such Key Employee following the Closing;

(g) Parent shall have received the proceeds of the Financing on terms substantially consistent with or more favorable than the terms set forth in the Commitment Letters, and to the extent that any terms and conditions are not set forth in the Commitment Letters, on such other terms and conditions as are reasonably satisfactory to Parent; and

(h) Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Sections 7.2(a), (b) and (c) have been satisfied.

Section 7.3. Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated under this Agreement shall be further subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct in all material respects as of such specified date);

(b) Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date; and

(c) The Company shall have received a certificate of an executive officer of Parent, certifying that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, notwithstanding approval thereof by the stockholders of the Company:

(a) by mutual written consent of each party hereto;

(b) by any party hereto if any United States federal or state Governmental Authority, the European Commission, Governmental Authority of any member state of the European Union or any Governmental Authority of the jurisdictions listed in Section 8.1(b) of the Company Disclosure Letter shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action is or shall have become final and nonappealable;

(c) by any party hereto if the Closing Date shall not have occurred on or before November 30, 2005 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if any action of such party or the failure of such party to perform any of its obligations under this Agreement required to be performed at or prior to the Closing Date has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure to perform constitutes a material breach of this Agreement;

(d) by the Company (i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or if any such representation or warranty shall have become untrue or inaccurate, such that (x) the conditions set forth in Sections 7.3(a) or 7.3(b) would not be capable of being satisfied and (y) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, shall not have been cured prior to the earlier of (I) 10 business days following notice of such breach and (II) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any such representation or warranty shall have become materially untrue or inaccurate, or (ii) prior to the adoption of this Agreement by the stockholders of the Company in accordance with this Agreement, in accordance with, and subject to the terms and conditions of, Section 6.6(b);

(e) by Parent (i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or if any such representation or warranty shall have become untrue or inaccurate, such that (x) the conditions set forth in Sections 7.2(a) or (b) would not be capable of being satisfied and (y) such breach or inaccuracy is not capable of being cured or, if reasonably capable of being cured, shall not have been cured prior to the earlier of (I) 10 business days following notice of such breach and (II) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or if any such representation or warranty shall have become untrue or inaccurate, or (ii) if the Board of Directors (A) shall have withdrawn, modified or changed (it being understood and agreed that any “stop-look-and-listen” communication by the Board of Directors to the stockholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company in connection with the commencement of a tender offer or exchange offer containing the substance of a “stop-look-and-listen” communication pursuant to Rule 14d-9(f), shall not be deemed to constitute a withdrawal, modification or change of its recommendation of this Agreement) in a manner adverse to Parent or Merger Sub its approval or recommendation of the transactions contemplated by this Agreement, or shall have resolved to effect any of the foregoing, or (B) shall have recommended to the stockholders of the Company an Acquisition Proposal other than the transactions contemplated hereunder, or shall have resolved to effect any of the foregoing; or

(f) by any party if, upon a vote thereon at the Stockholders Meeting or any postponement or adjournment thereof, this Agreement shall not have been approved by the Requisite Stockholder Vote.

Section 8.2. Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, except with respect to Sections 4.22, 5.6, 6.5(b), 6.10 this Section 8.2, Section 8.3 and Article IX, which shall survive such termination; provided, however, that nothing herein shall relieve any party from liability for any willful and material breach hereof.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii) or by Parent pursuant to Section 8.1(e)(ii), then the Company shall pay $3,000,000 million (such amount, the “Termination Fee”) to Parent, at or prior to the time of termination in the case of a termination pursuant to Section 8.1(d)(ii) or as promptly as practicable (but in any event within two Business Days) in the case of a termination pursuant to Section 8.1(e)(ii), payable by wire transfer of same day funds.

(c) In the event that (i) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(f), then the Company shall pay to Parent an amount in cash equal to the Parent Expense Reimbursement Amount, payable by wire transfer of same day funds concurrently with or prior to such termination if terminated by the Company and on the Business Day following such termination if terminated by Parent, and (ii) (x) this Agreement is terminated by Parent pursuant to Section 8.1(e)(i) or by the Company or Parent pursuant to Section 8.1(f), (y) at any time after the date of this Agreement and prior to the event giving rise to Parent’s or the Company’s, as applicable, right to terminate this Agreement under Section 8.1(e)(i) or Section 8.1(f), as applicable, an Acquisition Proposal shall have been made known to the Company or publicly disclosed, and (z) within 12 months after such termination, the Company or any Company Subsidiary enters into an agreement in respect of any Acquisition Proposal or a transaction pursuant to which any Acquisition Proposal is consummated, then the Company shall, in the case of a termination by Parent pursuant to Section 8.1(e)(i), pay the Termination Fee to Parent, and, in the case of a termination by the Company or Parent pursuant to Section 8.1(f), pay to Parent an amount equal to the Termination Fee minus the Parent Expense Reimbursement Amount (to the extent such amount has previously been paid to Parent), in either case payable by wire transfer of same day funds on the date of the agreement in respect of the Acquisition Proposal or, if earlier, on the date of the consummation of the transaction in respect of the Acquisition Proposal, as may be applicable (provided, that, for purpose of this

Section 8.2(c)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 6.6(a), except that the references to “15% or greater” and “15% or more” shall be deemed to be references to “50% or greater” and “50% or more,” respectively).

(d) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(i), then Parent shall pay, within 10 Business Days after Parent acknowledges, or there is a final, non-appealable determination, that the Company has a right to terminate this Agreement pursuant to Section 8.1(d)(i), an amount in cash equal to the amount of damages and/or losses incurred by the Company or its stockholders as a result of such termination, provided that the aggregate amount of Parent’s and Merger Sub’s maximum Liability under this Agreement shall not exceed $3,000,000.

(e) In the event that (i) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(c) as a result of the failure of the condition set forth in Section 7.2(g) to be satisfied and (ii) the conditions set forth in Section 7.1 and Section 7.2 (other than 7.2(g)) had been satisfied, then Parent shall pay to the Company an amount in cash equal to the Company Expense Reimbursement Amount, payable by wire transfer of same day funds, currently with or prior to such termination if terminated by Parent and within two (2) Business Days after such termination if terminated by the Company.

(f) The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties hereto would enter into this Agreement; accordingly, if a party fails to timely pay any amount required to be paid by it pursuant to this Section 8.2 (such party, the “Payor”), and, in order to obtain the payment, the party entitled to receive such payment pursuant to this Section 8.2 (such other party, the “Payee”) commences a suit which results in a judgment against the Payor for the payment set forth in this Section 8.2, the Payor shall pay to Payee its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the prime rate of Citibank, N.A. then in effect on the date the payment was required to be made plus one percent.

Section 8.3. Expenses. Except as otherwise specifically provided in this Agreement, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 8.4. Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Closing Date, whether before or after approval of the transactions contemplated by this Agreement by the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.5. Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1. Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part at or after the Effective Time and (ii) this Article IX.

Section 9.2. Materiality; Company Disclosure Letter. As used in this Agreement, unless the context would require otherwise, the terms “material” or “material to the Company” and the concept of the “material” nature of an effect upon the Company shall be measured relative to the entire business of the Company and the Company Subsidiaries taken as a whole. There have been, however, included in the Company Disclosure Letter and may be included elsewhere in this Agreement items which are not “material” within the meaning of the immediately preceding sentence in order to avoid any misunderstanding, and such inclusion shall not be deemed to be an agreement by the Company that such items are “material” or to further define the meaning of such term for purposes of this Agreement. Disclosures included in any Section of the Company Disclosure Letter shall be considered to be made for purposes of all other Sections of the Company Disclosure Letter to the extent that the relevance of any such disclosure to any other Section of the Company Disclosure Letter is reasonably apparent from the text of such disclosure.

Section 9.3. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section 9.3 prior to 5:00 p.m. (New York time) on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Agreement later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (iii) when received, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

(a)	if to the Company, to:

300 Jubilee Drive

Peabody, Massachusetts 01960

Telecopy: (978) 538-5091

Attention: Andrew Kotsatos

with a copy to:

Nixon Peabody LLP

100 Summer Street

Boston, Massachusetts 02110

Telecopy: (617) 345-1300

Attention: William E. Kelly, Esq.

(b)	if to Parent or Merger Sub, to:

D&M Holdings Inc.

7-35-1 Sagami Ohno

Sagamihara-shi, Kanagawa, 228-8505

Japan

Telecopy: +1-81-42-748-7722

Attention: Hiroyuki Komyo

with a copy to:

RHJ International Japan Inc.

1-7 Uchisaiwaicho 1-chome

Chiyoda-ku, Tokyo 100-0011

Japan

Telecopy: +1-81-3-5251-6585

Attention: Shiong Tan

and to:

D&M Holdings U.S. Inc.

c/o Tonkon Torp LLP

1600 Pioneer Place

888 SW 5th Ave.

Portland, OR 97204

Telecopy: (408) 562-8729

Attention: David Meisels, Esq.

and to:

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

Telecopy: (310) 407-7502

Attention: Daniel Clivner, Esq.

Section 9.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.5. Entire Agreement. This Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

Section 9.6. Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties (which consent may be granted or withheld in the sole discretion of such other party), except that the Agreement may be assigned (in whole but not in part) (i) to an Affiliate of a party hereto or (ii) by Parent or any of its Subsidiaries to any of their respective financing sources; provided that the party making such assignment shall not be released from its obligations hereunder. Any attempted assignment in violation of this Section 9.6 shall be void.

Section 9.7. No Third Party Beneficiaries. Except for Section 6.9, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.8. Governing Law. This Agreement and the legal relations between the parties shall be governed by, and construed in accordance with, the laws of the State of Delaware, except to the extent the laws of the Commonwealth of Massachusetts are required to apply to the Merger (without giving effect to choice of law principles thereof).

Section 9.9. Specific Performance; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this

Agreement in the Superior Court of the Commonwealth of Massachusetts for Middlesex County, this being in addition to any other remedy to which such party is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Superior Court of the Commonwealth of Massachusetts for Middlesex County in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Superior Court of the Commonwealth of Massachusetts for Middlesex County and (iv) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 9.3. Each party hereto hereby agrees that, to the fullest extent permitted by Law, service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.3 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.

Section 9.10. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.11. Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

D&M HOLDINGS U.S. INC.
By:	/S/ VICTOR PACOR
Name: Victor Pacor
Title: Authorized Signatory

ALLEGRO ACQUISITION CORP.
By:	/S/ VICTOR PACOR
Name: Victor Pacor
Title: President

BOSTON ACOUSTICS, INC.
By:	/S/ ANDREW G. KOTSATOS
Name: Andrew G. Kotsatos
Title: Chairman of the Board